================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              TREND MINING COMPANY
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Thomas S. Kaplan
                                Mrs. Dafna Kaplan
                            c/o William Natbony, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                               New York, NY 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 22, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Thomas Scott Kaplan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (a) |X|
      (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS):

      PF, AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

      |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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               7     SOLE VOTING POWER

                     16,631,713 (comprised of 1,000,000 shares owned by Tigris
                                Financial Group Ltd., 13,937,249 shares owned by Electrum LLC and 1,694,464 shares held by LCM Holdings LDC)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            16,631,713 (comprised of 1,000,000 shares owned by Tigris
    WITH Financial Group Ltd., 13,937,249 shares owned by Electrum LLC and 1,694,464 shares held by LCM Holdings LDC)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,631,713 (comprised of 1,000,000 shares owned by Tigris Financial Group
                 Ltd., 13,937,249 shares owned by Electrum LLC and 1,694,464 shares held by LCM Holdings LDC)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.6%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dafna Kaplan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (a) |X|
      (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS):

      n/a
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
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               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

      This Amendment No. 3 amends and restates, except with respect to Item 5(c), the statement on Schedule 13D (the "Schedule 13D") filed on October 4, 2000, by Thomas Scott Kaplan, as amended by Amendment No. 1 filed on February 14, 2001 and Amendment No. 2 filed on May 23, 2001, relating to shares of Common Stock, par value $0.01 per share ("Common Stock") of Trend Mining Company (the "Company"). The purpose of this Amendment No. 3 is to add Dafna Kaplan, Mr. Kaplan's wife, as a reporting person, to report shares of Common Stock that were previously beneficially owned by Mrs. Kaplan, and to reflect that, during the period that Mrs. Kaplan beneficially owned shares of Common Stock, Mr. and Mrs. Kaplan may have been deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 2. Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a) This Statement is being filed on behalf of (i) Mr. Thomas Kaplan, as the sole stockholder of Tigris Financial Group Limited ("Tigris") and voting trustee for securities held by each of Electrum LLC ("Electrum") and LCM Holdings LDC ("LCM"), pursuant to Voting Trust Agreements (the "Voting Trust Agreements"), and (ii) Dafna Kaplan, with respect to shares of the Common Stock and warrants to purchase shares of Common Stock held by LCM, securities that were deemed to be beneficially owned by Mrs. Kaplan under
      Section 13(d) of the Exchange Act until August 27, 2003.

      Mr. and Mrs. Kaplan are collectively referred to herein as the "Reporting Persons." The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may have been deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

(b) The address of the principal business and principal office of Thomas S. Kaplan is Ch. des Moulins 53, 1936 Verbier, Switzerland.

      Mrs. Kaplan's principal business address is Ch. des Moulins 53, 1936 Verbier, Switzerland.

(c) The principal business of each of Electrum, Resources and LCM is that of a holding company for securities. Mr. Kaplan's principal occupation is investor. Mrs. Kaplan's principal occupation is that of homemaker.

(d) The Reporting Persons have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)   Mr. Kaplan is a citizen of the United States.

      Mrs. Kaplan is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

      The aggregate amount of funds used to purchase the shares of Common Stock held by Tigris is $100,000. The source of funds used by Tigris was personal funds of Mr. Kaplan.

      In March 2000, Electrum acquired 6,307,588 shares upon the exercise of options and acquired a warrant to purchase 7,479,761 shares of common stock for an aggregate of $700,000. Additionally, Electrum has lent $670,000 to the Company, and has the right to convert the principal amount of such loans into an aggregate of 1,340,000 shares and 1,340,000 Common Stock purchase warrants. Electrum has also been granted 670,000 warrants in connection with the loans. The source of funds used by Electrum in such transactions was working capital.

      In September 2000, LCM acquired 890,174 shares of Common Stock upon the exercise of options for an aggregate exercise price of $102,370. During 2001 and 2002, LCM lent $232,858 to the Company, and has the right to convert the principal amount of such loans into an aggregate of 465,716 shares and 465,716 warrants. LCM has also been granted 232,858 warrants in connection with the loans. The source of funds used by LCM in such transactions was working capital.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

      The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. Depending upon market conditions and other factors the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may acquire additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons currently beneficially own or hereafter may acquire. Except as otherwise set forth herein, neither of the Reporting Persons has any plans or proposals which relate to, or could result, in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to periodically evaluate the performance of the Company and of the Company's management as well as market conditions and other factors which the Reporting Persons deem relevant to their investment, and, in connection therewith, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Any change in the plans or proposals of the Reporting Persons would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

      (a) As of November 20, 2003, Mr. Kaplan beneficially owns 16,631,713 shares of Common Stock, comprised of:

            (i) An aggregate of 13,937,249 shares held by Electrum consisting of (1) 4,307,488 shares of Common Stock held outright; (2) 6,949,761 shares underlying Common Stock purchase warrants which are excercisable at an exercise price of $0.40 per share) and (3) 1,340,000 shares of Common Stock and 1,340,000 shares underlying warrants which are exercisable at an exercise price of $1 per share), which shares and warrants are issuable to Electrum upon conversion of convertible debt held by Electrum. As sole voting trustee pursuant to a voting trust agreement with Electrum, Mr. Kaplan is deemed to beneficially own the foregoing securities for purposes of Section 13(d) of the Exchange Act;

            (ii) 1,000,000 shares of Common Stock held by Tigris. As the sole stockholder of Tigris, Mr. Kaplan may be deemed to beneficially own such shares for purposes of Section 13(d) of the Exchange Act;

            (iii) An aggregate of 1,694,464 shares held by LCM consisting of (1)
                  530,174 shares of Common Stock; (2) 232,858 shares of Common Stock underlying Common Stock purchase warrants which are exercisable at an exercise price of $1 per share; and (3) 465,716 shares of Common Stock and an additional 465,716 shares of Common Stock underlying Common Stock purchase warrants which are exercisable at an exercise price of $1 per share), which shares and warrants are issuable to LCM upon conversion of convertible debt held by LCM. As sole voting trustee pursuant to a voting trust agreement with LCM, Mr. Kaplan is deemed to beneficially own the foregoing securities for purposes of Section 13(d) of the Exchange Act.

            Based upon 30,163,874 shares of Common Stock outstanding as of June 30, 2003, the foregoing shares of Common Stock that may be deemed to be beneficially owned by the Mr. Kaplan , in the aggregate, constitute approximately 40.6% of the shares of Common Stock outstanding (assuming conversion of all warrants, convertible debt and warrants underlying convertible debt beneficially owned by Mr. Kaplan).

            On August 27, 2003, (i) Mrs. Kaplan transferred all of the capital stock of LCM to the Mare Toledo Trust (the "Trust') and (ii) LCM entered into a voting trust agreement with LCM. Accordingly, as of August 27, 2003, Mrs. Kaplan no longer beneficially owns any shares of Common Stock. Until August 27, 2003, as the sole owner of LCM, Mrs. Kaplan beneficially owned the shares held by LCM.

      (b) Mr. Kaplan has the sole power to vote or direct the vote and sole power to dispose of the shares that are held by Tigris, Electrum and LCM, except that, until August 27, 2003, Mrs. Kaplan held such sole power with respect to the shares held by LCM. See Item 5(a) above.

      (c) Set forth below are all transactions of the Reporting Persons reportable under Section 5(c) of Schedule 13D not previously reported in the Schedule 13D. All transactions reported below were effected by the Reporting Persons through Electrum and LCM. Except as indicated otherwise, all such transactions were with the Company.

-----------------------------------------------------------------------------------------------------------------------
Electrum Transactions
---------------------
-----------------------------------------------------------------------------------------------------------------------
Transaction                                            Date               Quantity          Consideration
-----------                                            ----               --------          -------------
-----------------------------------------------------------------------------------------------------------------------
Acquired warrants to purchase shares of Common Stock   July 1, 2001       185,000 shares    Paragraph 8 of Item 6,
                                                                                            below, is incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to purchase shares of Common        July 3, 2001       28,000 shares     Paragraph 7 of Item 6,
Stock                                                                                       below, is incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to receive warrants to purchase     July 3, 2001       28,000 shares     Paragraph 7 of Item 6,
shares of Common Stock                                                                      below, is incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Disposed of warrants to purchase shares of Common      October 26, 2001   250,000 shares    Advisory services rendered.
Stock to a third party.
-----------------------------------------------------------------------------------------------------------------------
Disposed of warrants to purchase shares of Common      October 26, 2001   250,000 shares    Advisory services rendered.
Stock to a third party.
-----------------------------------------------------------------------------------------------------------------------
Acquired warrants to purchase shares of Common Stock   January 30, 2002   150,000 shares    Paragraph 9(a) of Item 6,
                                                                                            below, is incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to purchase shares of  Common       January 30, 2002   300,000 shares    Paragraph 9(b) of Item 6,
Stock                                                                                       below, is incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to receive warrants to purchase     January 30, 2002   300,000 shares    Paragraph 9(b) of Item 6,
shares of Common Stock                                                                      below, is incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to purchase shares of Common Stock  January 30, 2002   624,000 shares    Paragraph 9(c) of Item 6,
                                                                                            below, is incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to receive warrants to purchase     January 30, 2002   624,000 shares    Paragraph 9(c) of Item 6,
shares of Common Stock                                                                      below, is incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
LCM Transactions:
-----------------
-----------------------------------------------------------------------------------------------------------------------
Transaction                                            Date               Quantity          Consideration
-----------                                            ----               --------          -------------
-----------------------------------------------------------------------------------------------------------------------
Acquired shares of Common Stock                        September 22,      890,174 shares    $.115 per share
                                                       2000
-----------------------------------------------------------------------------------------------------------------------
Sold shares of Common Stock                            October 17, 2001   180,000 shares    $0.6833 per share
-----------------------------------------------------------------------------------------------------------------------
Acquired warrants to purchase shares of Common Stock   October 26, 2001   119,445 shares    Paragraph 10 of Item 6,
                                                                                            below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to purchase shares of  Common       October 26, 2001   95,556 shares     Paragraph 10 of Item 6,
Stock                                                                                       below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to receive warrants to purchase     October 26, 2001   95,556 shares     Paragraph 10 of Item 6,
shares of Common Stock                                                                      below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to purchase shares of Common Stock  January 30, 2002   143,334 shares    Paragraph 11 of Item 6,
                                                                                            below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to receive warrants to purchase     January 30, 2002   143,334 shares    Paragraph 11 of Item 6,
shares of Common Stock                                                                      below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Sold shares of Common Stock                            May 3, 2002        180,000 shares    $0.64 per share
-----------------------------------------------------------------------------------------------------------------------
Acquired warrants to Purchase shares of Common Stock   May 7, 2002        60,000 shares     Paragraph 12 of Item 6,
                                                                                            below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to purchase shares of Common Stock  May 7, 2002        120,000 shares    Paragraph 12 of Item 6,
                                                                                            below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to receive warrants to purchase     May 7, 2002        120,000 shares    Paragraph 12 of Item 6,
shares of Common Stock                                                                      below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired warrants to Purchase shares of Common Stock   May 22, 2002       35,000 shares     Paragraph 12 of Item 6,
                                                                                            below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to purchase shares of Common Stock  May 22, 2002       70,000 shares     Paragraph 12 of Item 6,
                                                                                            below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to receive warrants to purchase     May 22, 2002       70,000 shares     Paragraph 12 of Item 6,
shares of Common Stock                                                                      below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired warrants to Purchase shares of Common Stock   June 18, 2002      18,413 shares     Paragraph 12 of Item 6,
                                                                                            below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to purchase shares of Common Stock  June 18, 2002      36,826 shares     Paragraph 12 of Item 6,
                                                                                            below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
Acquired the right to receive warrants to purchase     June 18, 2002      36,826 shares     Paragraph 12 of Item 6,
shares of Common Stock                                                                      below, are incorporated by
                                                                                            reference herein.
-----------------------------------------------------------------------------------------------------------------------
LCM and Mr. Kaplan entered into a voting trust         August 27, 2003    1,694,464 (See    N/a
agreement (which agreement is filed herewith as                           Item 5(a))
Exhibit 3) pursuant to which Mr. Kaplan acquired
sole voting and dispositive power over the shares
held by LCM.
-----------------------------------------------------------------------------------------------------------------------

      (d) The Trust has the right to receive dividends from, and the proceeds from the sale of the shares of Common Stock reported herein as beneficially owned by Mr. Kaplan. Until August 27, 2003, Mrs. Kaplan, as the sole shareholder of Electrum and LCM, had the right to receive dividends from, and the proceeds from the sale of all such shares.

      (e) As of August 27, 2003, Mrs. Kaplan ceased to be the beneficial owner of any of the shares of Common Stock. See Item 5(a).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

      Set forth below is a description of all contracts, arrangements and understandings involving the persons named in Item 2 hereof with respect to securities of the Company:

      (1) In December 1999, Tigris purchased 1,000,000 shares of Common Stock for $100,000 and was granted options to purchase 7,308,000 additional shares of common stock and a right to purchase a warrant for the purchase of 6,250,000 shares of Common Stock. In March 2000, Tigris assigned its options and the right to purchase a warrant to Electrum. In 2000, Electrum exercised options and the right to purchase a warrant for an aggregate exercise price of $700,000, and accordingly acquired (i) 6,307,588 shares of Common Stock and (ii) a warrant to purchase 7,479,761 shares of Common Stock for an exercise price of $0.40. On September 22, 2000, Electrum exercised options to acquire 210,000 shares of Common Stock. Also on such date, LCM exercised options, which it acquired from Electrum, to purchase 890,174 shares of Common Stock.

      (2) On March 31, 2000, Mr. Kaplan and Electrum entered into a Voting Trust Agreement, providing Mr. Kaplan with sole power to vote and dispose of the Company securities held by Electrum.

      (3) In November 2000, the Company entered into an agreement with Electrum pursuant to which the Company borrowed $135,000 to fund certain expenses (the "November 2000 Loan Agreement"). The loan bore interest at the annual rate of 5% and was due upon the earlier to occur of (x) the closing by the Company of a public or private debt or equity financing and (y) December 1, 2005.

      (4) In December 2000, the Company entered into an agreement with Electrum pursuant to which the Company borrowed $200,000 to fund operating costs (the "December 2000 Loan Agreement"). Pursuant to a March amendment to the December 2000 Loan Agreement, the Company borrowed from Electrum an additional $50,000 under the December 2000 Loan Agreement to fund additional operating costs. Amounts outstanding under the December 2000 Loan Agreement bear interest at the annual rate of 8%, payable semi-annually in arrears. In consideration for the $50,000 loan made in March 2001, the Company granted Electrum a warrant to purchase 50,000 shares of Common Stock at an exercise price of $1.50 per share, exercisable through September 30, 2006.

      (5) The November 2000 Loan Agreement and the December 2000 Loan Agreement were each amended to provide that if amounts outstanding under these loan agreements were not repaid in full by the Company on or before February 1, 2001, the Company would grant Electrum warrants to purchase an additional 285,000 shares of Common Stock at an exercise price of $1.50 per share, exercisable through September 30, 2006. The loans were not repaid on or prior to such date, and Electrum acquired the 285,000 warrants.

      (6) Under the November and December 2000 Loan Agreements (as amended), Electrum could, in its sole discretion, convert principal amounts outstanding and accrued and unpaid interest thereon into "units" of the Company's securities, at the rate of one unit per $1.25 of outstanding principal and interest converted. Each unit (each, a "2000 Unit") consists of one share of Common Stock and a warrant to purchase one share of Common Stock at an exercise price of $1.50 per share, exercisable through September 30, 2006. Electrum has agreed to convert at least $100,000 of the November 2000 Loan Agreement into units.

      (7) In April 2001, Electrum agreed that the Company could borrow additional funds from Electrum under the terms of the December 2000 Loan Agreement. Between April 10 and September 30, 2001, the Company borrowed an additional $135,000. The funds borrowed under this Agreement bore interest at 8% per annum, and repayment was due upon the Company's completion of a private or public debt or equity financing. At Electrum's option, the Company could repay part or all of the principal and interest outstanding under the Agreement in 2000 Units.

      (8) On July 1, 2001, the Company issued 185,000 warrants to Electrum, strike price $1.50, exercisable through September 30, 2006. They were issued per Electrum's request , and the board of director's approval, that Electrum should possess one warrant for every dollar of debt outstanding.

      (9) On January 30, 2002, the Company and Electrum entered into a loan agreement, pursuant to which the Company borrowed $150,000 from Electrum (the "January 30, 2002 Loan Agreement"). Under the January 30, 2002 Loan Agreement: (a) the Company issued to Electrum a five-year warrant to purchase 150,000 shares of common stock at an exercise price of $1.00 per share, (b) Electrum may, in its sole discretion, convert the amount outstanding into units of the Company's securities, at the rate of one unit per $0.50 converted. Each unit (each, a "2002 Unit") consists of one share of common stock and a five-year warrant to purchase one share of common stock at an exercise price of $0.50 per share, (c) the Company and Electrum agreed to amend the conversion rate of the 2000 Units to one unit per $0.50 of outstanding principal and interest converted and to reduce the exercise price of the warrants included in the 2000 Units from $1.50 to $1.00 per share, and (d) the exercise price of warrants to purchase a total of 520,000 shares of Common Stock, owned by Electrum, was reduced from $1.50 per share to $1.00 per share and the exercise term of each such warrant was extended to September 30, 2007.

      (10) In October 2001, the Company and LCM entered into a loan agreement pursuant to which the Company borrowed $119,445 from LCM. LCM could, in its sole discretion, convert principal amounts outstanding under the October 2001 Loan Agreement and accrued and unpaid interest hhereon into "units" of the Company's securities, at the rate of one unit per $1.25 of loans converted. Each unit (each, a "2001 Unit") would consist of one share of Common Stock and a warrant to purchase one share of Common Stock at $1.50 per share, exercisable through September 30, 2006. In addition, LCM was issued one warrant for each dollar of debt under the 2001 Loan Agreement with a strike price of $1.50, exercisable through January 9, 2004.

      (11) On January 30, 2002, LCM forgave accrued interest under the October 2001 Loan Agreement in the amount of $2,129. In exchange, the Company agreed to amend the terms under the October 2001 Loan Agreement to reduce the conversion rate of the 2001 Units to a rate of one unit per $0.50 of principal and interest converted and to reduce the exercise price of the warrants included in the 2001 Units to $1.00 per share. In addition, the exercise price of warrants to purchase a total of 119,445 shares of common stock, owned by LCM, was reduced to $1.00 per share and the exercise term of each such warrant to September 30, 2007.

      (12)  During 2002, LCM loaned the Company $60,000, $35,000, and $18,413 on
            May 7, May 22 and June 18, respectively. Under the loan agreements, the Company issued to LCM five-year warrants to purchase an additional 113,413 shares (one warrant for each dollar loaned) of common stock at an exercise price of $1.00 per share. In addition, LCM may, in its sole discretion, convert the principal amount outstanding and interest thereon into units of the Company's securities, at the rate of one unit per $0.50 converted. Each unit consists of one share of common stock and a five-year warrant to purchase one share of common stock at an exercise price of $0.50 per share.

      (13) On March 30, 2001, Mr. Kaplan and Electrum entered into an amendment to the Voting Trust Agreement, extending the term of the agreement to March 31, 2002, and providing that the agreement is automatically renewable for successive one year periods thereafter unless earlier terminated not less than 90 days prior to the end of a term.

      (14) On August 27, 2003, Mr. Kaplan and LCM entered into a Voting Trust Agreement, providing Mr. Kaplan with sole power to vote and dispose of the Company securities owned by LCM. The term of the agreement is through August 27, 2004, unless earlier terminated by either party upon not less than 90 days prior notice. The agreement will be automatically renewed for successive one-year terms following its initial term unless earlier terminated not less than 90 days prior to the end of a term.

      (15)  In November 2003, Mr. Kaplan agreed in principle with the Company to
            (1) adjust the conversion terms of the all of the convertible debt and warrants issued in connection with the convertible debt held by LCM and Electrum and (2) waive past due interest payments on the notes totaling approximately $130,000 as of 10/31/03. Upon execution of definitive documentation with respect to such agreements, the convertible debt, previously convertible at $0.50 per unit, will be convertible at $1.25 per unit, each unit consisting of one share and one warrant exercisable at $1.50 through January 30, 2007. In addition, all warrants issued in connection with convertible debt will be exercisable at $1.50 per share through January 30, 2007. Upon consummation of the foregoing, the Reporting Person will file an amendment to this Schedule 13D to reflect the updated ownership percentage and amounts resulting from such adjustment.

Item 7. Material to be filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit 1: Voting Trust Agreement, dated March 31, 2000, between Mr. Kaplan and Electrum LLC (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on October 4, 2000)

Exhibit 2: Amendment to Voting Trust Agreement, dated March 30, 2001, between Mr. Kaplan and Electrum LLC (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on May 23, 2001)

Exhibit 3: Voting Trust Agreement, dated August 27, 2003, between Mr. Kaplan and LCM Holdings LDC.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


--------------------------------------------------------------------------------
Date: November 20, 2003


--------------------------------------------------------------------------------
Signature: /s/ Thomas Scott Kaplan


--------------------------------------------------------------------------------
Name/Title: Thomas Scott Kaplan


--------------------------------------------------------------------------------
Date: November 20, 2003


--------------------------------------------------------------------------------
Signature: /s/ Dafna Kaplan


--------------------------------------------------------------------------------
Name/Title: Dafna Kaplan

                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Trend Mining Company, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement this 20th day of November, 2003.


                                                     /s/ Thomas S. Kaplan
                                                     --------------------
                                                     Thomas S. Kaplan


                                                     /s/ Dafna Kaplan
                                                     ----------------
                                                     Dafna Kaplan